[AKERNA LETTERHEAD]

July 31, 2023

Division of Corporation Finance
Office of Crypto Assets

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated June 20, 2023
Akerna Corp.
Registration Statement on Form S-4
Filed May 12, 2023
File No. 333-271857

Ladies and Gentlemen:

This letter provides supplemental responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated the June 20, 2023 (the “Comment Letter”) regarding the above-referenced draft Registration Statement on Form S-4 (the “Registration Statement”) of Akerna Corp. (the “Company”, or “our”). For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Our responses are as follows:

Mining Equipment, page F-52

Staff Comment No. 50

50.	Given the significant decline in the price of Bitcoin and disruptions in the crypto asset market in the periods presented, tell us how you considered the factors in ASC 360-10-35- 21 through 22 in evaluating the mining equipment for recoverability and potential impairment of your long-lived assets.

Company Response

50.	The memorandum attached hereto entitled “ASC 360” provides Gryphon’s analysis of the factors considered in response to Staff Comment No. 50.

Staff Comment No. 53

53.	Please provide for us your analysis of principal versus agent considerations regarding your revenue recognition policy under the Sphere 3D Master Services Agreement.

Company Response

53.	The memorandum attached hereto entitled “ASC 606-10-55-37” provides Gryphon’s analysis of the of principal versus agent considerations in response to Staff Comment No. 53.

Note 7 - Notes Payable, page F-60

Staff Comment No. 55

55.	Please provide your analysis of the BTC note supporting your recognition of the borrowed BTC as an asset, including your rights to the borrowed BTC and any restrictions on its use, and accounting treatment as a derivative liability under ASC 815. Describe for us, and disclose, the methods and inputs used in determining the fair value of the note.

Company Response

55.	The memorandum attached hereto entitled “Derivative accounting for Anchorage Loan” provides Gryphon’s analysis of the BTC note supporting its recognition of the borrowed BTC as an asset and related analysis in response to Staff Comment No. 55.

Should you have any further comments or questions about these supplemental responses, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AKERNA CORP.

By:	/s/ Jessica Billingsley
Jessica Billingsley
Chief Executive Officer

Date:	March 31, 2023
To:	Gryphon (the “Company”) - Accounting Files
From:	Sim Salzman, CFO
Reviewed by:	Rob Chang, CEO
Subject:	ASC 360

1.	OVERVIEW AND DESCRIPTION OF ISSUE
a.	OVERVIEW
2.	ACCOUNTING ANALYSIS AND CONCLUSION
a.	RELEVANT GUIDANCE
b.	DOCUMENTS REFERENCED
c.	ACCOUNTING CONSIDERATIONS

1.	OVERVIEW AND DESCRIPTION OF ISSUE

A.	OVERVIEW

In accordance with ASC 360-10 – “Impairment and Disposal of Long-Lived Assets” (“ASC 360”), any long-lived asset group that is held and used must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset group might not be recoverable.

Long-lived assets that are held and used are tested for impairment at the asset group level. An asset (asset group) should be tested for recoverability by comparing the net carrying value of the asset (asset group) to the entity-specific, undiscounted net cash flows to be generated from the use and eventual disposition of that asset (asset group). If the carrying amount of an asset (asset group) is not recoverable, an impairment loss is recognized if the carrying amount of the asset (asset group) exceeds its fair value.

The steps for assessing impairment of long-lived assets that are held and used are as follows:

●	Identify the asset group

●	Does an event or change in circumstances indicated the asset group’s carrying amount may not be recoverable?

o	If no, the asset group has not experienced an impairment triggering event. No impairment is recognized.

●	Test other assets in the asset group for impairment

●	Test recoverability of the asset group using entity-specific, undiscounted cash flows. Is the asset group recoverable?

o	If yes, no long-lived asset impairment is recognized.

o	If no, measure the long-lived asset impairment as the amount by which the carrying value of the asset group exceeds its fair value.

Date:	March 31, 2023
To:	Gryphon (the “Company”) - Accounting Files
From:	Sim Salzman, CFO
Reviewed by:	Rob Chang, CEO
Subject:	ASC 360

2.	ACCOUNTING ANALYSIS AND CONCLUSION

A.	RELEVANT GUIDANCE

●	ASC 360-10-05-4: THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

●	PWC ACCOUNTING GUIDE

B.	(ONLINE) DOCUMENTS REFERENCED

HTTPS://ASC.FASB.ORG/1943274/2147482338

HTTPS://VIEWPOINT.PWC.COM/DT/US/EN/PWC/ACCOUNTING_GUIDES/PROPERTY_PLANT_EQUI P/PROPERTY_PLANT_EQUIP_US/CHAPTER-5--IMPAIRMENT/5_2-IMPAIRMENT-OF-LONG- LIVED-ASSETS-TO-BE-HELD-AND-USED.HTML#PWC-TOPIC.DITA_1742160008227318

C.	ACCOUNTING CONSIDERATIONS

Determining the asset group

Some long-lived assets may have largely independent cash flows and, as a result, should be tested for impairment individually. However, most long-lived assets are used in conjunction with other assets and do not generate cash flows that are largely independent of the other assets in the group. In these situations, the asset group should be considered the unit of account for impairment testing.

The Company operates a digital asset (commonly referred to as bitcoin) mining operation using specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as “miners”) to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as “solving a block”) in exchange for bitcoin rewards.

Events or circumstances

In accordance with ASC 360 - “Impairment and Disposal of Long-Lived Assets” (“ASC 360”), long-lived asset (group) that is held and used must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable. Due to the decrease in the cost of bitcoin mining rigs that was driven by the drop in bitcoin prices during the first quarter ended March 31, 2023, the Company assessed the need for an impairment write-down of its bitcoin mining rigs.

Determining the long-lived assets are recoverable

In accordance with ASC 360-10, the Company determined that the carrying value of its bitcoin miners is recoverable based on its projections over the useful life of the group asset. The Company assessed and determined the amount of undiscounted net cash flows to be generated from the use of the asset group will exceed the carrying amount of the asset as of March 31, 2023. Even when an asset is determined to be recoverable, changes in the estimate of the asset’s useful life should be considered in light of the change in circumstances that led to the recoverability assessment. The Company assessed the useful life of the bitcoin mining rigs and determined continued use of a three-year life is reasonable given the bitcoin halvening cycle.

Date:	March 31, 2023
To:	Gryphon (the “Company”) - Accounting Files
From:	Sim Salzman, CFO
Reviewed by:	Rob Chang, CEO
Subject:	ASC 360

Recoverability Test

Cash flows used in the recoverability test may differ from the cash flows used in measuring the fair value of the asset group. The recoverability test is based on the entity-specific, undiscounted cash flows expected to result from the entity’s use and eventual disposition of the asset group, rather than on market- participant assumptions that would be used in measuring the asset group’s fair value.

Estimating cash flows for purposes of the recoverability test is subjective and requires judgment. As described in ASC 360-10-35-30, estimates of future cash flows should be reasonable in relation to the assumptions used to develop other information the entity uses for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others. Projections of expected future cash flows should include:

●	All cash inflows expected from the use of the long-lived asset (asset group) over its remaining useful life, based on its existing service potential (i.e., taking into account the asset’s cash-flow- generating capacity and physical output capacity, but excluding future capital improvements and other expenditures that would increase the service potential of the asset).

●	The Company receives cash inflows in the form of monthly management fees related to the Sphere 3D MSA (See Exhibit B). This cash inflow is equivalent to 22.5% of “Net Operating Profit” from all of Sphere 3D’s blockchain operations. There are no direct cash outflows by the Company related to these management fees and the term is through August 18, 2026.

●	Any cash outflows necessary to obtain the projected cash inflows, including future expenditures to maintain the asset (asset group). The cash outflows should include costs directly attributable to the asset group based on the nature of the expense rather than who incurs it.

●	Cash flows associated with the eventual disposition, including selling costs, of the long-lived assets that would typically represent the salvage or residual value of those assets.

As of March 31, 2023, the Company held approximately $30.4 million (net of accumulated depreciation) of bitcoin mining rigs on the balance sheet classified as Mining equipment, net. These bitcoin mining rigs have an estimated remaining useful life of approximately 1.8 years. The Company expects net cash inflows (EBITDA) over the next 24 months of approximately $52.1 million (see Exhibit A). As such, the recoverability test of the group asset is met and no impairment of long-lived assets is needed at this time.

Conclusion

Based on the above analysis, management has concluded that no impairment of long-lived assets exists as of March 31, 2023.

Date:	March 31, 2023
To:	Gryphon (the “Company”) - Accounting Files
From:	Sim Salzman, CFO
Reviewed by:	Rob Chang, CEO
Subject:	ASC 360

Exhibit A – Five Year Model

(Projections as of January 2023)

Note: 2023 ($17.6m) and 2024 ($34.5m) cumulative EBITDA projected of $52,103,588.

Note: As there is potential uncertainty on the “Sphere Profit Share” given the Company does not exhibit control over the amount of miners deployed by Sphere 3D, a sensitivity analysis of 10%-20% resulted in a decrease of the following EBITDA for the term:

●	10% sensitivity analysis:

o	2023 EBITDA- ($304,000) reduction in EBITDA

o	2024 EBITDA- ($385,000) reduction in EBITDA

▪	Resulting EBITDA w/ 10% sensitivity- $51.4m

●	20% sensitivity analysis:

o	2023 EBITDA- ($608,000) reduction in EBITDA

o	2024 EBITDA-($707,000) reduction in EBITDA

▪	Resulting EBITDA w/ 20% sensitivity- $50.8m

Date:	March 31, 2023
To:	Gryphon (the “Company”) - Accounting Files
From:	Sim Salzman, CFO
Reviewed by:	Rob Chang, CEO
Subject:	ASC 360

Exhibit B – Sphere 3D MSA

On August 19, 2021, Gryphon entered into a Master Services Agreement, or the Sphere MSA, with Sphere 3D. The Sphere 3D MSA has a term of three years, beginning on August 19, 2021, and terminating on August 18, 2024, with one-year automatic renewal terms thereafter. Under the Sphere MSA, Gryphon is Sphere 3D’s exclusive provider of management services for all blockchain and cryptocurrency-related operations, including but not limited to services relating to all mining equipment owned, purchased, leased, operated, or otherwise controlled by Sphere 3D and/or its subsidiaries and/or its affiliates at any location, with Gryphon receiving a percentage of the net operating profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations.

On December 29, 2021, the Company and Sphere 3D entered into Amendment No. 1 to the Sphere 3D MSA, to provide greater certainty as to the term of the Sphere 3D MSA. Sphere 3D and Gryphon agreed to extend the initial term of the Sphere 3D MSA from three to four years, or to five years in the event Sphere 3D does not receive delivery of a specified minimum number of Bitcoin mining machines during 2022. As Sphere 3D did not meet the required delivery threshold, the term was extended to five years, expiring August 18, 2026.

As consideration for the management services provided as stipulated by the MSA, the Company shall receive the equivalent of twenty-two- and one-half percent (22.5%) of the Net Operating Profit of all of Sphere 3D’s blockchain and cryptocurrency-related operations (the “Management Fee”).

●	Net Operating Profit shall be defined as the value of digital assets mined using Sphere 3D’s mining equipment as of 11:59 pm Eastern Time on the date of mining based upon the price of such digital asset quoted on Coinbase minus the cost of electricity and profit-share paid to hosts.

●	The Management Fee shall be calculated and distributed to the Company subsequent to payment of all operating expenses, including but not limited to all payments to hosts and electricity providers.

●	The total costs of electricity and any profit-share paid to hosts shall capped at 9 cents ($0.09) per kilowatt hour ($0.09/kwh).

The cryptocurrency earned from the Sphere 3D’s mining operations is held in a wallet, in which the Company holds the cryptographic key information and maintains the internal recordkeeping of the cryptocurrency. The Company’s contractual arrangements state that Sphere 3D retains legal ownership of the cryptocurrency; has the right to sell, pledge, or transfer the cryptocurrency; and benefits from the rewards and bears the risks associated with the ownership, including as a result of any cryptocurrency price fluctuations. Sphere 3D also bears the risk of loss as a result of fraud or theft unless the loss was caused by the Company’s gross negligence or the Company’s willful misconduct. The Company does not use any of the cryptocurrency resulting from the Sphere 3D MSA as collateral for any of the Company’s loans or other financing arrangements, nor does it lend, or pledge cryptocurrency held for Sphere.

Date:	March 31, 2023
To:	Gryphon - Accounting Files
From:	Sim Salzman, CFO
Reviewed by:	Rob Chang, CEO
Subject:	ASC 606-10-55-37 Principal versus Agent

1.	OVERVIEW AND DESCRIPTION OF ISSUE
a.	OVERVIEW
2.	ACCOUNTING ANALYSIS AND CONCLUSION
a.	RELEVANT GUIDANCE
b.	DOCUMENTS REFERENCED
c.	ACCOUNTING CONSIDERATIONS

1.	OVERVIEW AND DESCRIPTION OF ISSUE

A.	OVERVIEW

The Company’s ongoing major or central operations is to use computing power (cryptocurrency mining machines or “Miners”) to solve cryptographic algorithms to record and publish Bitcoin (“BTC”) transactions to blockchain ledgers or provide BTC transaction verification services to the BTC network (such activity, “Mining” of digital assets). In return for verifying transactions to be added as a new block to the network (i.e., ’solving’ a block), the Company is entitled to receive transaction fees and block rewards in the form of BTC, which the Company records as revenue. Transaction fees are specified in each block transaction request and are paid by the requester. The blockchain network is a technical infrastructure that allows users, applications, requesters to access an immutable ledger that facilitates the process of recording transactions and tracking assets in a business network through smart contract services (“Network”). The BTC protocol issues a block reward for each solved block at a current rate of 6.25 BTC per block as of May 11, 2020. Such reward is expected to be reduced to half of that in 2024.

In order to achieve a more consistent revenue stream, miners may choose to deploy their computing resources into a larger mining pool where the higher combined hashing power, greater frequency of solving blocks, and bigger resource pool heightens the probability of receiving mining rewards. The Company has never operated a mining pool and for the year ended December 31, 2022 and up through March 31, 2023, has participated in contributing hashrate to a third-party operated pool. As such, the Company assessed whether it should be considered the principal or the agent in its capacity as a bitcoin miner. ASC 606-10-55-37 indicates that an entity is the principal in an arrangement if the entity controls the specified good or service before that good or service is transferred to a customer.

Principal versus agent considerations in ASC 606

●	Is a third party involved in providing the promised good or service to the customer?

o	If no, the principal/agent guidance in ASC 606 does not apply

●	Identify the specified good or service to be provided to the customer.

●	Does the entity control the specified good or service before it transfers the good or service to the customer?

o	If yes, the entity is acting as principal in the transaction. Recognize revenue gross.

o	If no, the entity’s performance obligation is to arrange for another party to provide the specified goods or services to the customer. The entity is acting as agent in this transaction. Recognize revenue net.

Date:	March 31, 2023
To:	Gryphon - Accounting Files
From:	Sim Salzman, CFO
Reviewed by:	Rob Chang, CEO
Subject:	ASC 606-10-55-37 Principal versus Agent

2.	ACCOUNTING ANALYSIS AND CONCLUSION

A.	RELEVANT GUIDANCE

●	FASB Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”)

●	FASB Accounting Standards Codification Topic 705, Cost of Sales and Services (“ASC 705”)

●	PWC ACCOUNTING GUIDE

●	GRANT THORNTON REVENUE FROM CONTRACTS WITH CUSTOMERS

●	AICPA DIGITAL ASSETS GUIDE

B.	(ONLINE) DOCUMENTS REFERENCED

HTTPS://VIEWPOINT.PWC.COM/DT/US/EN/PWC/ACCOUNTING_GUIDES/CRYPTO-ASSETS- GUIDE/CRYPTO_ASSETS_GUIDE/CHAPTER_3_CRYPTO/32_PRINCIPALVSAGENT.HTML

HTTPS://FASB.ORG/PAGE/SHOWPDF?PATH=ASU+2016-08.PDF&TITLE=UPDATE+2016-

08%E2%80%94REVENUE+FROM+CONTRACTS+WITH+CUSTOMERS+%28TOPIC+606%29%3 A+PRINCIPAL+VERSUS+AGENT+CONSIDERATIONS+%28REPORTING+REVENUE+GROSS+VERSUS+NET%29&ACCEPTEDDISCLAIMER=TRUE&SUBMIT=

HTTPS://WWW.GRANTTHORNTON.COM/CONTENT/DAM/GRANTTHORNTON/WEBSITE/ASSETS/CONTENT-PAGE-
FILES/AUDIT/PDFS/2022/REVENUE-FROM-CONTRACTS-WITH-CUSTOMERS-UPDATED-220124.PDF

C.	ACCOUNTING CONSIDERATIONS

Evaluation of the elements of Control

“Control” is defined in ASC 606-10-25-25 as the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset. ASC 606-10-55-37A states the following:

When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a) A good or another asset from the other party that it then transfers to the customer.

●	The Company does not exhibit control over a good or asset at any time by contributing hashrate to the third-party pool.

b) A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

●	The Company concluded that it has no right to a service to be performed by the pool operator. Nor does it exhibit the ability to direct that party to provide the service to the customer on its behalf. The Company acts as a participant in mining pools and as such is free to sign up for the pool and join or leave for another pool at will and the pool operated as a single collective, with no ability to control or curtail which Third-party miners were providing computing power at any given time.

Date:	March 31, 2023
To:	Gryphon - Accounting Files
From:	Sim Salzman, CFO
Reviewed by:	Rob Chang, CEO
Subject:	ASC 606-10-55-37 Principal versus Agent

c) A good or service from the other party that it then combines with other goods or services in providing the specific good or service to the customer. For example, if an entity provides a significant service of integrating the goods or services… provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.

●	There were no services from any Third-party miners that were combined with other services in providing any specified service to the customer. Any block reward is earned in the same way all other block rewards are earned. Solving a block is a binary process, there is success or failure. Unlike a typical value-added service (for example building a house), the additional computing power in a mining pool is not additive as it relates to the customer. The customer gets a verified block on the bitcoin blockchain and all verified blocks are of equal quality. The added computing power increases the likelihood that the pool will win a block reward, but it does not enhance the service provided to the customer.

ASC 606-10-55-39 provides indicators as to whether the entity controls the specified goods or services and talks about the three criteria, including (a) primary responsible party, (b) inventory risk and (c) discretion in establishing prices. The Company evaluated each of these criteria as follows:

Primary responsible party

As previously stated, the Company recently completed a comprehensive analysis of numerous factors that would be indicative that the third-party mining pool is primarily responsible for fulfilling the obligation. Per Chapter 10 of the PwC Guide on Revenue Recognition, factors that might indicate the third-party mining pool was a primary responsible party include:

(a) The third-party mining pool determines which suppliers or vendors to contract with to fulfill end consumer orders (that is, the reporting entity has supplier discretion) or whether to fulfill the obligation with its own resources.

●	The pool acted as a collective in providing computing power. The Company, acting as a participant, did not have the power to determine which suppliers to contract with in solving cryptographic algorithms to record and publish BTC transactions to blockchain ledgers. The entire pool was always operating to solve the algorithm, with other third-party miners free to join or leave for another pool at will.

(b) The third-party mining pool (a) has the ability to redirect goods or redirect a service provider to fulfill a different end consumer contract and/or (b) can prevent the other party from continuing to provide goods or services to a specific end consumer.

●	The pool did not have the power to redirect goods or service providers or to prevent third parties from mining at will. The pool had the right to restrict participation only in cases where there were maintenance issues, technical problems or electrical outages and these restrictions would apply to all participants and not a specific participant. In addition, the pool had the right to terminate service only if there are violations of terms of the agreement, violations of laws, or discovery of malfeasance.

(c) Contractual terms and other communications (for example, marketing materials, FAQs on the reporting entity’s website) indicate that the third-party pool is responsible for providing the goods or service.

●	Given the nature of the services provided and the revenue generated, there are no marketing materials or customer communications since a customer does not become a customer until the algorithm is solved and the network as a whole, and not the pool in particular, is being relied upon for the service.

Date:	March 31, 2023
To:	Gryphon - Accounting Files
From:	Sim Salzman, CFO
Reviewed by:	Rob Chang, CEO
Subject:	ASC 606-10-55-37 Principal versus Agent

(d) The end consumer does not have a contractual relationship with the other party and/or the end consumer has little to no interaction with the other party.

●	There is no contractual relationship between third-party miners (such as the Company) and the end customer. The contractual relationship is with the third-party pool and the customer. However, given the nature of the services provided and the revenue generated, there is also little to no interaction with the third-party pool and the end customer. The bitcoin blockchain is different from other industries in that the contract occurs and the revenue is recognized when a block is solved, there is no choosing of a miner (by the end customer) or promise of performance (by a miner or a mining pool).

(e) If the other party is unable to provide the good or service, the third-party pool is responsible for finding a replacement.

●	Given the nature of the industry, this fact pattern does not apply. There is no expectation that a specific, individual miner or mining pool will solve a block for an end customer. This guarantee or expectation of a verified transaction happens at the bitcoin network level. As such, the third-party pool is never responsible for finding a replacement for any third-party miners computing power. The end customer will receive a verified transaction regardless of what may occur within any specific mining pool.

(f) The third-party pool is the primary contact for customer service issues, including resolving complaints.

●	This factor is not applicable to our industry since blocks are always solved and there are no customer service issues or customer complaint process.

(g) The third-party pool is significantly involved with the end consumer in identifying the goods or services that meet the end consumer’s needs.

●	This factor is not applicable to our industry as all transactions are verified in the same manner.

(h) The third-party pool provides training or instruction to the other party or otherwise significantly influences how the other party fulfills the contract.

●	This factor is not applicable to our industry.

Inventory risk

●	As previously stated, the Company’s core revenue generating activity calls for the use of computing power to solve cryptographic algorithms to record and publish BTC transactions to blockchain ledgers or provide BTC transaction verification services to the bitcoin network. This fact pattern also applied to its pool when the pool that included third parties was in operation. There is no inventory or inventory risk associated with this revenue stream given that there is no physical product being developed, enhanced, or sold.

Discretion in establishing prices

●	Transaction fees and block rewards are pre-determined by the bitcoin blockchain network. Therefore, the Company acting as participant in the mining pool has no pricing power or discretion in establishing prices.

Conclusion – Principal vs. Agent

●	The Company, upon completing this comprehensive analysis, has concluded that in its capacity as a pool participant acted as an agent, and not a principal. As such revenue was recognized net as follows:

○	The Company in its capacity as a miner, earned allocated block rewards and transaction fee revenues that were directly associated with its allocated percentage of computing power within the pool.

Date:	June 30, 2022
To:	Gryphon Digital Mining, Inc. - Accounting Files
From:	Hadley Allen H. Ordonez
Reviewed by:	Brian Chase
Subject:	Derivative accounting for Anchorage Loan

1.	Overview
2.	Accounting Analysis and Conclusion
A.	Relevant Guidance
B.	Documents Referenced
C.	Accounting Considerations
I.	Derivative Accounting
II.	Measurement

1.	Overview

On May 25, 2022, Gryphon Opco I LLC (the “Borrower”), a wholly owned subsidiary of Gryphon Digital Mining, Inc. (the “Company”), entered into an Equipment Loan and Security Agreement with Anchorage Lending CA, LLC (the “Lender”) amounting to 933.333333 Bitcoin (the “Loan”) at an annual interest rate of 5%. The Loan is payable in 25 monthly payments starting June 2022. The first three payments aggregating 8.694063 Bitcoin shall cover interest payments only. The next 22 monthly payments of 42.424242 Bitcoin shall cover principal payments plus 5% interest on the outstanding balance. The Loan is secured by (1) 7,200 ASIC machines used for Bitcoin mining, (2) The Colocation Mining Services Agreement, dated as of July 1, 2022, by and between Borrower and Coinmint and (3) The Contribution Agreement, dated as of May 25, 2022, by and between Borrower and the Company.

2.	Accounting Analysis and Conclusion

A.	Relevant Guidance

●	ASC 815 – Derivatives and Hedging

●	EY’s financial reporting developments and comprehensive guide on derivatives and hedging dated July 2021, after the adoption of ASU 2017-12 (“EY”)

B.	Documents Referenced

●	Promissory note agreement dated May 25, 2022, between Gryphon Opco I LLC and Anchorage Lending CA, LLC

C.	Accounting Considerations

I.	Derivative Accounting

Since the Loan is a nonfinancial instrument and would be scoped out of the fair value option under ASC 825 Financial Instruments, the Company analyzed the Loan under the provisions of ASC 815 – Derivatives and Hedging.

The Company concluded based on the criteria contained in ASC 815-10-15-83 which notes that a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a.	It has one or more underlying’s and one or more notional amounts or payment provisions or both.

Analysis:

The Loan has an underlying (market price of Bitcoin) and a notional amount (number of Bitcoins to be paid). The Loan meets this criterion.

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

Analysis:

No initial net investment was required for the issuance of the Loan. The Loan meets this criterion.

c.	Net settlement. The contract can be settled net by any of the following means:

i.	Its terms implicitly or explicitly require or permit net settlement.

ii.	It can readily be settled net by a means outside the contract.

iii.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement

ASC 815-10-15-119 In this form of net settlement, one of the parties is required to deliver an asset of the type described in paragraph 815-10-15-100, but that asset is readily convertible to cash or is itself a derivative instrument.

Analysis:

Since the Company is required to deliver an asset (Bitcoins) at each payment date, and since Bitcoin has an active market wherein you can readily convert it into cash thru cryptocurrency exchanges, the Loan meets this criterion.

II.	Measurement

As per ASC 815-10-30 and 35, all derivative instruments shall be measured initially and subsequently at fair value.

Conclusion

Since the Loan meets all three criteria above, it will be accounted for as a derivative liability and will be measured initially and subsequently at fair value.